The Glenmede Fund, Inc.

c/o State Street Bank & Trust Company

1 Lincoln Street, Floor 8

SFC0805

Boston, MA 02111

April 14, 2023

VIA ELECTRONIC TRANSMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. (the “Registrant”)

Registration Nos. 33-22884/811-05577

Ladies and Gentlemen:

On behalf of the Registrant, please find attached for filing Post-Effective Amendment No. 115 to the Registrant’s Registration Statement on Form N-1A. This filing, made under Rule 485(a)(2) of the Securities Act of 1933, as amended, contains the Prospectus and Statement of Additional Information for a new series of the Registrant, the Muni Enrichment Portfolio.

Please contact the undersigned at (617) 285-4403 if you have any questions regarding this filing.

Sincerely,

/s/ Daniel Bulger
Daniel Bulger
Assistant Secretary

Enclosures